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                                                                EXHIBIT 99(a)(3)

[HALL KINION LOGO]

June 18, 2001

Dear Option Holder:

   Hall Kinion has recognized that, as a result of today's difficult market conditions, many of the stock options that have heretofore been granted under the Hall, Kinion & Associates, Inc. 1995 Incentive Stock Option Plan (the "1995 Plan"), the 1996 Stock Option Plan (the "1996 Plan"), the 1997 Stock Option Plan (the "1997 Plan"), the 2000 Employee Stock Option Plan (the "2000 Plan") and the IT Professional Stock Option Plan (the "IT Plan," and with the "1995 Plan," the "1996 Plan," the "1997 Plan" and the "2000 Plan," the "Option Plans"), may not currently be providing the performance incentives for our valued employees and professional consultants that were intended. Accordingly, I am happy to announce that Hall Kinion is offering you the opportunity to tender (surrender) for exchange your currently outstanding options (vested and unvested) under the Option Plans with an exercise price per share of $15.00 or more for new options to be granted under the Option Plans (the "Offer"). Please note that the Offer is made with respect to each entire option grant, which means that if you decide to tender any options subject to a specific grant, you must tender all of the options subject to that grant that remain outstanding. In addition, if you tender any option grants for exchange, you must also tender for exchange all option grants that you received during the six months immediately prior to the date we accept tendered options for exchange that have an exercise price that is less than the lowest exercise price of the options that you tender pursuant to this Offer. Of course, you have the right to choose not to tender any of your options.

   The number of shares of Hall Kinion's common stock that will be subject to the new options will be equal to ninety-five percent (95%) of the number of shares currently subject to the options that you tender and we accept for exchange. We will grant the new options on the first business day which is at least six months and one day following the date we accept and cancel the tendered options. We expect to grant the new options to you on January 19, 2002. Unfortunately, we are not able to simply reprice your current options, offer an immediate grant date, or carry forward current market prices to the grant date because doing so would mandate additional and unfavorable compensation expenses under our accounting and financial reporting requirements.

   Please note that this Offer is only to current employees and professional consultants of Hall Kinion and its subsidiaries and you must continue to be an employee or professional consultant of Hall Kinion or one of its subsidiaries from the date you tender your options for exchange through the date the new options are scheduled to be granted in order to receive new options. If you do not remain an employee or professional consultant of Hall Kinion or any of its subsidiaries for any reason during such period, you will not receive any new options or any other consideration for the options tendered by you and canceled by Hall Kinion.

   The terms and conditions of new options will be substantially the same as the terms and conditions of your current options, except as specified in the Offer, and will include the following terms:

  . the per share exercise price of any new options granted to you will equal the last reported sale price of our common stock on the Nasdaq National Market on the date we grant the new options; and

  . your new options granted in this program will have the same vesting schedule as your canceled options, and you will receive vesting credit for the time between the cancellation date and the replacement grant date as if the options you elect to cancel were outstanding throughout this period.
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   There is no way to predict what the price of our common stock will be during the next six months or thereafter. It is possible that the market price of our common stock on the date of grant of any new options issued to you will be higher than the current exercise price of your options. It is also possible that you will no longer be employed or associated with Hall Kinion or any of its subsidiaries at the anticipated time of such new option grant. For these reasons, you should make a decision to tender only after careful, considered thought.

   The board of directors makes no recommendation as to whether you should tender or refrain from tendering your options in the Offer. You must make your own decision whether to tender your options.

   Hall Kinion's offer is being made under the terms and subject to the conditions of an offer to exchange and a related letter of transmittal which are enclosed with this letter. You should carefully read the entire Offer to Exchange and Letter of Transmittal before you decide whether to tender all or any portion of your options. A tender of options involves risks which are discussed in the Offer to Exchange.

   To tender options, you will be required to properly complete and return to us the Letter of Transmittal and any other documents specified in that letter by the expiration date of the Offer. You must deliver a properly executed paper copy or fax copy of the documents. E-mail delivery will not be accepted.

   If you have any questions about the offer, please contact David Healey, Treasurer, at telephone: (408) 895-5210, fax: (408) 383-0938 or email:
dhealey@hallkinion.com. We thank you for your continued efforts on behalf of Hall, Kinion & Associates, Inc.

                                          Sincerely,

                                          /s/ Brenda C. Rhode_________ s
                                          Brenda C. Rhodes
                                          Chief Executive Officer

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